Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	1Qr2016	2015	2014	2013	2012	2011

Income from continuing operations before income taxes	4,032	15,696	13,255	11,722	11,065	9,532

Fixed charges:
Interest on short-term borrowings	14	24	22	25	16	28
Interest on long-term debt	12	295	407	438	556	657
Branch rentals (454001) *	24	90	96	87	76	86
Equipment rental (461001) *	6	29	29	23	19	18
Phone equipment rental (461051) *	16	61	53	46	51	44
Preferred stock dividends and discount accretion	0	0	0	0	0	0
Total fixed charges, excluding interest on deposits	72	499	607	619	718	833
Interest on deposits	823	3,009	3,161	3,602	4,317	5,702
Total fixed charges, including interest on deposits	895	3,508	3,798	4,221	5,035	6,535

Income from continuing operations before income taxes and fixed charges (except preferred stock):
including interest on deposits	4,927	19,204	17,023	15,943	16,100	16,067
excluding interest on deposits	4,104	16,195	13,862	12,341	11,783	10,365

Ratio of earnings to fixed charges:
including interest on deposits	5.51	5.47	4.52	3.78	3.20	2.46
excluding interest on deposits	57.00	32.45	22.84	19.94	16.41	12.44

*  Amount shown is 1/3 of gross rental amount